                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 ---------------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (AMENDMENT NO. 1)

                               PROXIM CORPORATION
                (FORMERLY KNOWN AS WESTERN MULTIPLEX CORPORATION)
  -----------------------------------------------------------------------------
                                (Name of Issuer)

                      CLASS A COMMON STOCK, $0.01 PAR VALUE
  -----------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    744283102
                  ---------------------------------------------
                                 (CUSIP Number)

                                JONATHAN N. ZAKIN
                               PROXIM CORPORATION
                               510 DEGUIGNE DRIVE
                               SUNNYVALE, CA 94085
                                 (408) 731-2700
  -----------------------------------------------------------------------------
  (Name, Address and Telephone Number of Persons Authorized to Receive Notices
                               and Communications)


                                 APRIL 16, 2002
                  ---------------------------------------------
             (Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

        Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

        *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
---------------------                                        -------------------
CUSIP NO. 744283102                                          PAGE 2 OF 9 PAGES
---------------------                                        -------------------
--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
        SEAVIEW HOLDINGS, L.L.C.

--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [ ]
                                                                    (b) [X]
--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS
        OO
--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                                   [ ]

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        DELAWARE

--------------------------------------------------------------------------------
                   7      SOLE VOTING POWER
    NUMBER OF             3,920,061
      SHARES
   BENEFICIALLY    -------------------------------------------------------------
     OWNED BY      8      SHARED VOTING POWER
       EACH               0
    REPORTING
      PERSON       -------------------------------------------------------------
       WITH        9      SOLE DISPOSITIVE POWER
                          3,920,061

                   -------------------------------------------------------------
                   10     SHARED DISPOSITIVE POWER
                          0

--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        3,920,061*

--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        2,058,161*                                                      [X]

--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        3.3%

--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON
        OO

--------------------------------------------------------------------------------

* Seaview Holdings, L.L.C. expressly disclaims beneficial ownership of the shares of Proxim Corporation beneficially owned by Zakin Multiplex Investment Trust and Jonathan N. Zakin.

                                  SCHEDULE 13D
---------------------                                        -------------------
CUSIP NO. 744283102                                          PAGE 3 OF 9 PAGES
---------------------                                        -------------------
--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
        ZAKIN MULTIPLEX INVESTMENT TRUST

--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [ ]
                                                                    (b) [X]
--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS
        OO
--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                                   [ ]

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        CALIFORNIA

--------------------------------------------------------------------------------
                   7      SOLE VOTING POWER
    NUMBER OF             1,001,661
      SHARES
   BENEFICIALLY    -------------------------------------------------------------
     OWNED BY      8      SHARED VOTING POWER
       EACH               0
    REPORTING
      PERSON       -------------------------------------------------------------
       WITH        9      SOLE DISPOSITIVE POWER
                          1,001,661

                   -------------------------------------------------------------
                   10     SHARED DISPOSITIVE POWER
                          0

--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        1,001,661*

--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        4,976,561*                                                      [X]

--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        0.8%

--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON
        OO

--------------------------------------------------------------------------------

* Zakin Multiplex Investment Trust expressly disclaims beneficial ownership of the shares of Proxim Corporation beneficially owned by Seaview Holdings, L.L.C. and Jonathan N. Zakin.

                                  SCHEDULE 13D
---------------------                                        -------------------
CUSIP NO. 744283102                                          PAGE 4 OF 9 PAGES
---------------------                                        -------------------
--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
        JONATHAN N. ZAKIN

--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [ ]
                                                                    (b) [X]
--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS
        OO
--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                                   [ ]

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        UNITED STATES

--------------------------------------------------------------------------------
                   7      SOLE VOTING POWER
    NUMBER OF             5,978,222
      SHARES
   BENEFICIALLY    -------------------------------------------------------------
     OWNED BY      8      SHARED VOTING POWER
       EACH               0
    REPORTING
      PERSON       -------------------------------------------------------------
       WITH        9      SOLE DISPOSITIVE POWER
                          5,978,222

                   -------------------------------------------------------------
                   10     SHARED DISPOSITIVE POWER
                          0

--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        5,978,222

--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                        [ ]

--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        5.0%

--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON
        IN

--------------------------------------------------------------------------------

                                  SCHEDULE 13D
---------------------                                        -------------------
CUSIP NO. 744283102                                          PAGE 5 OF 9 PAGES
---------------------                                        -------------------

        The Schedule 13D filed by WMC Holding L.L.C., a Delaware limited liability company ("WMC Holding"), Ripplewood Partners, L.P., a Delaware limited partnership ("Ripplewood Partners"), Ripplewood Co-Investment Fund I, L.L.C., a Delaware limited liability company ("Ripplewood Fund"), Ripplewood Investments L.L.C., a Delaware limited liability company formerly known as Ripplewood Holdings L.L.C. ("Ripplewood Investments"), Collins Family Partners, L.P., a Delaware limited partnership ("Collins Family L.P."), Collins Family Partners, Inc., a Delaware corporation ("Collins Family Inc."), Timothy C. Collins, a United States citizen ("Collins"), Seaview Holdings, L.L.C., a Delaware limited liability company ("Seaview"), Zakin Multiplex Investment Trust, ("Zakin Trust"), Jonathan N. Zakin, a United States citizen ("Zakin," and together with Seaview and Zakin Trust, the "Zakin Reporting Parties"), The Michael and Roberta Seedman Revocable Trust, ("Seedman Trust"), and Michael S. Seedman ("Seedman") on February 1, 2002 (the "Initial Schedule 13D") is hereby amended and supplemented with respect to the Zakin Reporting Parties. Except as amended and supplemented hereby and by any other amendments to the Initial Schedule 13D, the Initial Schedule 13D remains in full force and effect. Capitalized terms used and not otherwise defined herein shall have the meanings ascribed them in the Initial Schedule 13D.

ITEM 1 -- SECURITY AND ISSUER

        On March 26, 2002, Proxim, Inc. merged with and became a wholly-owned subsidiary of Western Multiplex Corporation (the "Merger"). Pursuant to the Reorganization Agreement (as defined in the Initial Schedule 13D), upon the occurrence of the merger, each outstanding share of the common stock of Proxim, Inc. was converted into 1.8896 shares of Western Multiplex Class A Common Stock, par value $.01 per share. Immediately following the Merger, Western Multiplex Corporation changed its name to "Proxim Corporation."

        This statement on Schedule 13D relates to the Class A Common Stock, $0.01 par value per share ("Proxim Common Stock"), of Proxim Corporation, a Delaware corporation ("Proxim"). The principal executive offices of Proxim are located at 510 DeGuigne Drive, Sunnyvale, California 94085. Proxim Corporation is formerly known as Western Multiplex Corporation.

ITEM 2 -- IDENTITY AND BACKGROUND

        Effective March 26, 2002, Messrs. Collins, Hendren and Seedman resigned from the Board of Directors of Proxim Corporation.

ITEM 3 -- SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

        On February 20, 2002, in connection with the dissolution and liquidation of WMC Holding, WMC Holding made a pro rata distribution of the entirety of its 1,861,700 shares of Proxim Common Stock to its members in the amounts set forth in the following table opposite the respective name of the applicable Reporting Party (the "February Distribution"):

                                  SCHEDULE 13D
---------------------                                        -------------------
CUSIP NO. 744283102                                          PAGE 6 OF 9 PAGES
---------------------                                        -------------------



                                                     Number of shares of Proxim
        Reporting Party                               Common Stock Distributed
        ---------------                              --------------------------
        Ripplewood Partners                                 1,598,450
        Ripplewood Fund                                        56,606
        Seaview                                                51,661
        Zakin Trust                                            51,661
        Seedman Trust                                         103,322
        Total                                               1,861,700

        WMC Holding was dissolved on February 21, 2002.

ITEM 4 -- PURPOSE OF TRANSACTION

        The information set forth in Item 3 is hereby incorporated herein by reference.

        On March 26, 2002, the Merger was consummated in accordance with the terms and conditions of the Reorganization Agreement. As a result, on March 26, 2002, the Ripplewood Registration Rights Agreement was terminated and the Stockholders Agreement became effective.

        On April 16, 2002, the provisions of the Seaview/Zakin Agreement giving Ripplewood Partners shared voting control over shares of Proxim Common Stock held by Seaview, Zakin Trust and/or Zakin were terminated. As a result, Ripplewood Partners no longer has shared power to vote the shares of Proxim Common Stock beneficially owned by Seaview, Zakin Trust and/or Zakin.

        Upon consummation of the Merger, Jonathan Zakin was appointed Chairman and Chief Executive Officer of Proxim and David King was appointed President and Chief Operating Officer of Proxim. In addition, upon consummation of the Merger,
(i) Messrs. Collins, Hendren and Seedman resigned and ceased to be members of the Board of Directors and (ii) the Board of Directors of Proxim consisted of Michael Boskin, Merle Gilmore, David King, Jeffrey Saper, Kenneth Westrick, Joseph Wright, Jr. and Jonathan Zakin.

ITEM 5 -- INTEREST IN SECURITIES OF THE ISSUER

        The information set forth in Items 2, 3 and 4 above is hereby incorporated herein by reference.

        (a), (b) The Zakin Reporting Parties believe, and the following disclosure assumes, that there were 118,597,350 shares of Proxim Common Stock outstanding as of April 16, 2002. This belief is based on (i) the Issuer's Registration Statement on Form S-4, dated February 25, 2002,

                                  SCHEDULE 13D
---------------------                                        -------------------
CUSIP NO. 744283102                                          PAGE 7 OF 9 PAGES
---------------------                                        -------------------


in which the Issuer disclosed that as of February 21, 2002, Western Multiplex Corporation and Proxim, Inc. had 59,291,283 and 31,383,803, respectively, shares of common stock outstanding and (ii) the exercise of options for 3,233 shares of Proxim Common Stock subsequent to February 21, 2002 made known to the Reporting Parties. In the Merger, each share of Proxim, Inc. common stock was converted into 1.8896 shares of Proxim Common Stock.

        Seaview

        As of the date of this amended Schedule 13D, Seaview directly holds, and may be deemed to beneficially own, 3,920,061 shares of Proxim Common Stock, which shares represent approximately 3.3% of the outstanding shares of Proxim Common Stock as of April 16, 2002. As a result of the termination of the voting provisions contained in the Seaview/Zakin Agreement, Seaview has sole voting and dispositive power with respect to such shares.

        Zakin Trust

        As of the date of this amended Schedule 13D, Zakin Trust directly holds, and may be deemed to beneficially own, 1,001,661 shares of Proxim Common Stock, which shares represent approximately 0.8% of the outstanding shares of Proxim Common Stock as of April 16, 2002. As a result of the termination of the voting provisions contained in the Seaview/Zakin Agreement, Seaview has sole voting and dispositive power with respect to such shares.

        Zakin

        Zakin wholly-owns Seaview and is the trustee and a beneficiary of Zakin Trust. Accordingly, Zakin may be deemed to be the beneficial owner of the shares of Proxim Common Stock (i) over which either Seaview or Zakin Trust has voting or dispositive power and (ii) which Zakin has the right to acquire within 60 days of the date of this Schedule 13D. As such, Zakin may be deemed to beneficially own 4,818,400 shares of Proxim Common Stock directly held by Seaview and Zakin Trust. In addition, Zakin directly holds 156,500 shares of Proxim Common Stock. In addition, Zakin also has the right to acquire an additional 900,000 shares of Proxim Common Stock as a result of options previously granted by Proxim which vested as a result of the Merger. As a result of the termination of the voting provisions contained in the Seaview/Zakin Agreement on April 16, 2002, Zakin has sole voting and dispositive power with respect to all of the aforementioned shares. Pursuant to the foregoing, as of the date of this amended Schedule 13D, Zakin may be deemed to beneficially own 5,978,222 shares of Proxim Common Stock, which shares represent approximately 5.0% of the outstanding shares of Proxim Common Stock as of April 16, 2002.

ITEM 6 -- CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

        The information set forth in Items 3, 4 and 5 is hereby incorporated herein by reference.

ITEM 7 -- MATERIAL TO BE FILED AS EXHIBITS

                                  SCHEDULE 13D
---------------------                                        -------------------
CUSIP NO. 744283102                                          PAGE 8 OF 9 PAGES
---------------------                                        -------------------


1 Release, dated April 16, 2002, among Ripplewood Partners, L.P., Seaview Holdings, L.L.C., Jonathan N. Zakin and Proxim Corporation (filed herewith)

                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 16, 2002


                                            SEAVIEW HOLDINGS, L.L.C.


                                            By:   /s/ Jonathan N. Zakin
                                                  ------------------------------
                                                  Name:  Jonathan N. Zakin
                                                  Title: Manager


                                            ZAKIN MULTIPLEX INVESTMENT TRUST


                                            By:   /s/ Jonathan N. Zakin
                                                  ------------------------------
                                                  Name:  Jonathan N. Zakin
                                                  Title: Trustee

                                            /s/ Jonathan N. Zakin
                                            ------------------------------------
                                                    Jonathan N. Zakin

                                                                       Exhibit 1
                                     RELEASE

        The parties hereto acknowledge and agree that Jonathan N. Zakin, Seaview Holdings, L.L.C. and their affiliates are hereby released from all agreements contained in Section 8.01 of the Amended and Restated Employment and Co-Investment Agreement, dated as of October 31, 1999, among Ripplewood Partners, L.P., WMC Holding Corp., Seaview Holdings, L.L.C., Jonathan N. Zakin and Proxim Corporation (formerly Western Multiplex Corporation).

April 16, 2002

/s/ Timothy C. Collins
---------------------------
Ripplewood Partners, L.P.

/s/ Jonathan N. Zakin
---------------------------
Seaview Holdings, L.L.C.

/s/ Jonathan N. Zakin
---------------------------
Jonathan N. Zakin

/s/ Keith E. Glover
---------------------------
Proxim Corporation